SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13D-1(A) AND AMENDMENTS THERETO FILED

Pursuant to § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 10)*

The Arena Group Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

040044109

(CUSIP Number)

Bryant R. Riley

B. Riley Financial, Inc.

11100 Santa Monica Blvd., Suite 800

Los Angeles, CA 90025

(818) 884-3737

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 14, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 040044109

1	NAMES OF REPORTING PERSONS
B. Riley Financial, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC, AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
5,581,320 (1)(2)(3)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
5,581,320 (1)(2)(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,581,320 (1)(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.5%*
14	TYPE OF REPORTING PERSON (See Instructions)
HC

*	Percent of class is calculated based on 23,790,867 shares of common stock, par value $0.01 (the “Common Stock”), of The Arena Group Holdings, Inc. (the “Issuer”) outstanding as of August 11, 2023 as reported by the Issuer on its Form 10-Q filed with the U.S. Securities and Exchange Commission on August 14, 2023 (the “10-Q”).

(1)	Excludes 134,329 shares of Common Stock issuable upon conversion of the shares of the Issuer’s Series H Convertible Preferred Stock, par value $0.01 per share (the “Series H Preferred Stock”) held by B. Riley Principal Investments, LLC (“BRPI”) and BRF Investments, LLC (“BRFI”), as applicable, which cannot be acquired by the Reporting Persons within 60 days due to a 4.99% beneficial ownership limitation applicable to the Series H Preferred Stock and the Warrants that prevents the Reporting Persons from converting the shares of Series H Preferred Stock beneficially owned by them as of the date hereof (the “Beneficial Ownership Limitation”). See Item 6 of this Schedule 13D (as defined below).

(2)	Excludes 28,410 shares of Common Stock issuable upon exercise of the Warrants held by BRFI. See Item 6 of this Schedule 13D.

(3)	Includes 14,162 shares of Common Stock held by BRPI.

CUSIP No. 040044109

1	NAMES OF REPORTING PERSONS
B. Riley Securities, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
363,246 (1)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
363,246 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
363,246 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.5%*
14	TYPE OF REPORTING PERSON (See Instructions)
BD

*	Percent of class is calculated based on 23,790,867 shares of Common Stock of the Issuer outstanding as of August 11, 2023 as reported by the Issuer on the 10-Q.

(1)	Represents 1,000,000 shares of Common Stock previously owned by BRS and subsequently transferred to BRFI.

CUSIP No. 040044109

1	NAMES OF REPORTING PERSONS
BRF Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
5,203,912 (1)(2)(3)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
5,203,912 (1)(2)(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,203,912 (1)(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.9%*
14	TYPE OF REPORTING PERSON (See Instructions)
OO

*	Percent of class is calculated based on 23,790,867 shares of Common Stock of the Issuer outstanding as of August 11, 2023 as reported by the Issuer on the 10-Q.

(1)	Excludes 119,874 shares of Common Stock issuable upon conversion of the Series H Preferred Stock held by BRFI, as applicable, which cannot be acquired by the Reporting Persons within 60 days due to the Beneficial Ownership Limitation. See Item 6 of this Schedule 13D (as defined below).

(2)	Excludes 28,410 shares of Common Stock issuable upon exercise of the Warrants held by BRFI. See Item 6 of this Schedule 13D.

(3)	Represents 1,000,000 shares of Common Stock previously owned by BRS and subsequently transferred to BRFI.

CUSIP No. 040044109

1	NAMES OF REPORTING PERSONS
Bryant R. Riley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF, AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,746,647
	8	SHARED VOTING POWER
5,581,320 (1)(2)(3)
	9	SOLE DISPOSITIVE POWER
1,746,647
	10	SHARED DISPOSITIVE POWER
5,581,320 (1)(2)(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,327,967 (1)(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
30.8%*
14	TYPE OF REPORTING PERSON (See Instructions)
IN

*	Percent of class is calculated based on 23,790,867 shares of Common Stock of the Issuer outstanding as of August 11, 2023 as reported by the Issuer on the 10-Q.

(1)	Excludes 134,329 shares of Common Stock issuable upon conversion of the Series H Preferred Stock held by BRPI and BRFI, as applicable, which cannot be acquired by the Reporting Persons within 60 days due to the Beneficial Ownership Limitation. See Item 6 of this Schedule 13D (as defined below).

(2)	Excludes 28,410 shares of Common Stock issuable upon exercise of the Warrants held by BRFI. See Item 6 of this Schedule 13D.

(3)	Includes 14,162 shares of Common Stock held by BRPI.

This Amendment No. 10 (this “Amendment No. 9”) to the statement on Schedule 13D amends and supplements the statement on Schedule 13D filed by certain of the Reporting Persons on November 27, 2020, as amended by Amendment No. 1 to Schedule 13D, filed with the Securities and Exchange Commission (the “SEC”) on January 7, 2021, and by Amendment No. 2 to Schedule 13D, filed with the SEC on October 13, 2021, and by Amendment No. 3 to Schedule 13D, filed with the SEC on October 29, 2021, by Amendment No. 4 to Schedule 13D, filed with the SEC on February 15, 2022, by Amendment No. 5 to Schedule 13D, filed with the SEC on February 22, 2022, by Amendment No. 6 to Schedule 13D, filed with the SEC on July 18, 2022, by Amendment No. 7 to Schedule 13D, filed with the SEC on December 30, 2022, by Amendment No. 8 to Schedule 13D, filed with the SEC on March 31, 2023, and by Amendment No. 9 to Schedule 13D, filed with the SEC on June 27, 2023 (as amended, the “Schedule 13D”). Except as amended in this Amendment No. 10, the Schedule 13D remains in full force and effect. Terms defined in the Schedule 13D are used in this Amendment No. 10 as so defined, unless otherwise defined in this Amendment No. 10.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following:

On August 14, 2023, The Arena Group Holdings, Inc. (the “Company” or the “Issuer”) entered into an amendment (the “Amendment”) to the Third Amended and Restated Note Purchase Agreement, dated December 15, 2022 (the “Note Purchase Agreement”), by and among the Company, the subsidiary guarantors party thereto, BRF Finance Co., LLC, as agent and purchaser (“BRF Finance”), and the other purchasers from time to time party thereto (together with BRF Finance, the “Purchasers”).

Pursuant to the Amendment, the Company has agreed to issue and the Purchasers have agreed to purchase $5 million aggregate principal amount of senior secured notes (the “2023 Notes”). The issuance of the 2023 Notes is subject to certain conditions precedent, including that the Company amend its financing and security agreement with SLR Digital Finance LLC (f/k/a Fast Pay Partners LLC) to permit the issuance of the 2023 Notes (the date upon which such conditions are satisfied, the “Amendment Effective Date”).

The Company will pay interest on the 2023 Notes at a rate of 10% per annum. The 2023 Notes will mature on December 31, 2026. The 2023 Notes will be subject to certain mandatory prepayment requirements, including, but not limited to, a requirement that the Company apply a portion of the net proceeds from the “Proposed Transaction” (as defined in the Issuer’s Form 8-K filed with the SEC on August 14, 2023) to repay the 2023 Notes. The Company may elect to prepay the 2023 Notes, at any time and from time to time, at its option at 100% of the principal amount thereof.

The 2023 Notes will be secured by liens on the same collateral that secures indebtedness under the Company’s outstanding secured notes (the “Outstanding Notes”) under the Note Purchase Agreement, and will be guaranteed by the Company’s subsidiaries that guarantee the Outstanding Notes. The 2023 Notes will be governed by the same covenants and events of default contained in the Note Purchase Agreement.

From and after the Amendment Effective Date, the Amendment will also amend the Note Purchase Agreement to, among other things, extend the maturity date of all Outstanding Notes issued pursuant to the Note Purchase Agreement to December 31, 2026 and fix the interest rate for all Outstanding Notes at 10% per annum. In addition, the Company will be required to prepay $20.0 million of the Outstanding Notes with a portion of the proceeds from the Proposed Transaction. Failure by the Company to repay $20.0 million of the Outstanding Notes and the 2023 Notes in full with the proceeds of the Proposed Transaction or failure by the Company to consummate the Proposed Transaction by December 31, 2023 will result in an Event of Default under the Note Purchase Agreement.

The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Amendment, a copy of which will be filed as an exhibit to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2023.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b)

1.	As of the date of hereof, (i) BRS beneficially owns directly 363,246 shares of Common Stock, representing 1.5% of the issued and outstanding Common Stock; (ii) BRFI beneficially owns directly 5,203,912 shares of Common Stock, representing 21.9% of the issued and outstanding Common Stock; and (iii) BRPI beneficially owns directly 14,162 shares of Common Stock, representing less than 0.1% of the issued and outstanding Common Stock. The calculations of the ownership percentages reported herein are based on a total of 23,790,867 shares of Common Stock of the Issuer outstanding as of August 11, 2023 as reported by the Issuer on the 10-Q. Each of the Reporting Persons disclaims beneficial ownership of the Common Stock underlying the shares of Series H Preferred Stock and the Warrants directly held by BRFI, which cannot be acquired by the Reporting Persons within 60 days due to the Beneficial Ownership Limitation.

2.	BRF is the parent company of BRS. As a result, BRF may be deemed to indirectly beneficially own the shares of Common Stock beneficially owned by BRS.

3.	BRF is the parent company of BRFI. As a result, BRF may be deemed to indirectly beneficially own the shares of Common Stock beneficially owned by BRFI.

4.	Bryant R. Riley may be deemed to indirectly beneficially own 7,327,967 shares of Common Stock representing 30.8% of the Issuer’s Common Stock, of which (i) 1,588,642 shares are held jointly with his wife, Carleen Riley, (ii) 62,500 shares are held as sole trustee of the Robert Antin Children Irrevocable Trust, (iii) 23,232 shares are held as sole custodian for the benefit of Abigail Riley, (iv) 25,809 shares are held as sole custodian for the benefit of Charlie Riley, (v) 23,232 shares are held as sole custodian for the benefit of Eloise Riley, and (vi) 23,232 shares are held as sole custodian for the benefit of Susan Riley. Bryant R. Riley may also be deemed to indirectly beneficially own the 5,581,320 shares of Common Stock, representing 23.5% of the Issuer’s Common Stock outstanding held directly by BRS, BRFI and BRPI in the manner specified in paragraph (1) above. Bryant R. Riley disclaims beneficial ownership of the shares held by BRS, BRFI, and BRPI, or the Robert Antin Children Irrevocable Trust in each case except to the extent of his pecuniary interest therein.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Exchange Act, may be deemed to beneficially own the securities of the Issuer owned by the other Reporting Persons (subject to the Beneficial Ownership Limitation, to the extent applicable). The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer it does not directly own or control. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that it does not directly own or control.

(c)	Except for the information set forth in this Schedule 13D, none of the Reporting Persons has effected any transactions related to the Common Stock within the past 60 days.

(d)	Not applicable.

(e)	Not applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 16, 2023

B. RILEY FINANCIAL, INC.

	By:	/s/ Bryant R. Riley
	Name:	Bryant R. Riley
	Title:	Co-Chief Executive Officer

B. RILEY SECURITIES, INC.

	By:	/s/ Andrew Moore
	Name:	Andrew Moore
	Title:	Chief Executive Officer

BRF INVESTMENTS, LLC

	By:	/s/ Phillip Ahn
	Name:	Phillip Ahn
	Title:	Authorized Signatory

/s/ Bryant R. Riley
Bryant R. Riley

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional Misstatements or Omissions of Fact Constitute Federal Criminal Violations (see 18 U.S.C. 1001)

SCHEDULE A

Executive Officers and Directors of B. Riley Financial, Inc.

Name and Position	Present Principal Occupation	Business Address	Citizenship
Bryant R. Riley Chairman of the Board of Directors and Co-Chief Executive Officer	Chief Executive Officer of B. Riley Capital Management, LLC; Co-Executive Chairman of B. Riley Securities, Inc.; and Chairman of the Board of Directors and Co-Chief Executive Officer of B. Riley Financial, Inc.	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Thomas J. Kelleher Co-Chief Executive Officer and Director	Co-Chief Executive Officer and Director of B. Riley Financial, Inc.; Co-Executive Chairman of B. Riley Securities, Inc.; and President of B. Riley Capital Management, LLC	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Phillip J. Ahn Chief Financial Officer and Chief Operating Officer	Chief Financial Officer and Chief Operating Officer of B. Riley Financial, Inc.	30870 Russell Ranch Rd Suite 250 Westlake Village, CA 91362	United States
Kenneth Young President	President of B. Riley Financial, Inc.; and Chief Executive Officer of B. Riley Principal Investments, LLC	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Alan N. Forman Executive Vice President, General Counsel and Secretary	Executive Vice President, General Counsel and Secretary of B. Riley Financial, Inc.	299 Park Avenue, 21st Floor New York, NY 10171	United States
Howard E. Weitzman Senior Vice President and Chief Accounting Officer	Senior Vice President and Chief Accounting Officer of B. Riley Financial, Inc.	30870 Russell Ranch Rd Suite 250 Westlake Village, CA 91362	United States
Robert L. Antin[1] Director	Co-Founder of VCA, Inc., an owner and operator of Veterinary care centers and hospitals	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Tammy Brandt Director	Senior Member of the Legal team at Creative Artists Agency, a leading global entertainment and sports agency	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Robert D’Agostino[2] Director	President of Q-mation, Inc., a supplier of software solutions	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Renée E. LaBran Director	Founding partner of Rustic Canyon Partners (RCP), a technology focused VC fund	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Randall E. Paulson Director	Special Advisor to Odyssey Investment Partners, LLC, a private equity investment firm	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Michael J. Sheldon Director	Chairman and Chief Executive Officer of Deutsch North America, a creative agency – Retired	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Mimi Walters Director	U.S. Representative from California’s 45th Congressional District – Retired	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States

[1]	As of the date hereof, Robert L. Antin directly owned 37,500 shares of Common Stock. The aggregate purchase price of the 37,500 shares of Common Stock that were purchased by Robert L. Antin with personal funds is approximately $309,375. Robert L. Antin has the sole power to vote and dispose of such Common Stock and the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Common Stock.

[2]	As of the date hereof, Robert D’Agostino directly owned 62,500 shares of Common Stock. The aggregate purchase price of the 62,500 shares of Common Stock that were purchased by Robert D’Agostino with personal funds is approximately $515,625. Robert D’Agostino has the sole power to vote and dispose of such Common Stock and the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Common Stock.

ANNEX I

Transactions within the Past 60 Days

Trade Date	Transaction	Amount of Securities	Price per Share of Common Stock	Reporting Person
6/16/2023	Purchase	18,717	$3.50	B. Riley Securities, Inc.
6/20/2023	Purchase	3,976	$3.50	B. Riley Securities, Inc.
6/21/2023	Purchase	13,424	$3.50	B. Riley Securities, Inc.
6/22/2023	Purchase	29,598	$3.50	B. Riley Securities, Inc.
6/23/2023	Purchase	102,197	$3.6465	B. Riley Securities, Inc.
6/23/2023	Purchase	100,000	$3.6435	Bryant R. Riley